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                 December 27, 2022

       Douglas B. Heitner
       Chief Legal Officer
       ISTAR INC.
       1114 Avenue of the Americas, 39th Floor
       New York, NY 10036

                                                        Re: ISTAR INC.
                                                            Registration
Statement on Form S-4
                                                            Filed December 16,
2022
                                                            File No. 333-268822

       Dear Douglas B. Heitner:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact ictor Rivera Melendez at 202-551-4182 and Jeffrey Gabor at 202-551-
       2544 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Real Estate & Construction
       cc:                                              Kathleen L. Werner,
Esq.